Danka Business Systems PLC

Masters House, 107 Hammersmith Road

London W14 0QH England

and

111 2nd Avenue N.E.

St. Petersburg, Florida 33701

November 26, 2008

VIA EDGAR TRANSMISSION AND HAND DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 3561

Attn: H. Christopher Owings, Assistant Director

Re:	Danka Business Systems PLC

Preliminary Proxy Statement on Schedule 14A

Filed October 24, 2008

Annual Report on Form 10-K for the Year Ended March 31, 2008

Filed July 15, 2008

Quarterly Report on Form 10-Q for the Period Ended June 30, 2008

Filed August 14, 2008

File No. 0-20828

Dear Mr. Owings:

Danka Business Systems PLC, a company with limited liability incorporated under the laws of England and Wales (the “Company”), hereby submits for filing via EDGAR responses to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter received by telecopy on November 12, 2008 (the “Comment Letter”) regarding the Commission’s review of the above-referenced Company filings. With respect to the preliminary proxy statement on Schedule 14A filed on October 24, 2008, we also hereby submit for filing via EDGAR a revised preliminary proxy statement on Schedule 14A. For the convenience of the Staff, we are providing courtesy copies of the revised preliminary proxy statement marked to show all changes made since filing with the Commission on October 24, 2008.

The revised preliminary proxy statement contains responses of the Company to the Staff’s comments in the Comment Letter, as well as other changes that are intended to update, clarify and render more complete the information contained therein.

The Company also provides additional responses below to the comments of the Staff

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November 26, 2008

set forth in the Comment Letter. To facilitate the Staff’s review, each of the additional responses is set forth in ordinary type beneath the corresponding Staff comment from the Comment Letter, which appears in bold italics. All references to page numbers in the additional responses below correspond to the revised preliminary proxy statement, unless specified otherwise.

Preliminary Proxy Statement on Schedule 14A

Security Ownership of Executive Officers and Certain Beneficial Owners, page 21

1. In footnotes to your table, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares beneficially owned by each entity in your table. See Interpretation 240.04 in the Division of Corporation Finance’s Compliance & Disclosure Interpretations for Regulation S-K (July 3, 2008).

RESPONSE: The disclosure on pages 21-22 has been revised in response to the Staff’s comment to include such information as was disclosed by each beneficial owner holding more than 5% of the Company’s equity securities in filings with the Commission pursuant to 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or otherwise provided to the Company by such beneficial owner.

2. On page 17 of your quarterly report on Form 10-Q for the period ended June 30, 2008, you state that your Principal Accounting Officer, Mary K. Priolo, performs the functions of your principal financial officer. Please tell why you have not included the shares beneficially owned by Ms. Priolo in your table.

RESPONSE: The disclosure on page 21 has been revised in response to the Staff’s comment in order to include the shares beneficially owned by Mary K. Priolo in the table disclosing the security ownership of the Company’s executive officers and certain beneficial owners.

Annual Report on Form 10-K for the Year Ended March 31, 2008

Item 9A. Controls and Procedures, page 53

3. In the fourth paragraph of this section, you state that under the supervision and with the participation of your management, including your Principal Executive Officer and your Principal Accounting Officer, you evaluated the effectiveness of the design and operation of your disclosure controls and procedures and, based on this evaluation, your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective as of the end of the period covered in the report. Please confirm for us, if true, that the Principal Accounting Officer and the Chief Financial Officer to whom you refer are the same person, Mary K. Priolo.

RESPONSE: The Company confirms that Mary K. Priolo is the Principal Accounting Officer and

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November 26, 2008

the Chief Financial Officer to whom the Company refers in Item 9A of the Company’s Form 10-K. Ms. Priolo’s title is Principal Accounting Officer and she serves as the principal financial officer of the Company.

4. In that same paragraph of this section, you state that your Chief Executive Officer and your Chief Financial Officer concluded that your disclosure controls and procedures “were effective in timely alerting them to information relating to [you] that is required to be included in [y]our reports filed under the Exchange Act.” Please confirm for us, if true, that your disclosure controls and procedures, as of the end of the filing’s reporting period, were also effective in ensuring that the information required to be disclosed in your Exchange Act reports was recorded, processed, summarized, and reported within the time periods specified in our rules and forms.

RESPONSE: The Company confirms that its disclosure controls and procedures, as of the end of the Form 10-K’s reporting period, were effective in ensuring that the information required to be disclosed in the Company’s Exchange Act reports was recorded, processed, summarized, and reported within the time periods specified in the Commission’s rules and forms.

Signatures, page 78

5. This report must also be signed by your principal financial officer. Any person who occupies more than one of the specified positions in paragraph 2 of General Instruction D to Form 10-K must indicate each capacity in which he or she signs the report. Please confirm for us, if true, that your Principal Accounting Officer signed the report in both her capacities as your Principal Accounting Officer and your principal financial officer. Also, please confirm for us that, in future filings, you will include all the capacities in which your officers and directors sign your documents.

RESPONSE: The Company confirms that Mary K. Priolo signed the Form 10-K for the year ended March 31, 2008, in both her capacity as the Company’s Principal Accounting Officer and its principal financial officer. The Company confirms that, in future filings, the Company will include all the capacities in which its officers and directors sign the Company’s documents.

Quarterly Report on Form 10-Q for the Period Ended June 30, 2008

Item 4. Controls and Procedures, page 17

6. In this section, you state that during the period covered by this report your internal control over financial reporting had changed due to the sale of your remaining operations. In your response letter, please describe for us those changes. Also, please confirm for us that, in future filings, you will disclose any changes to your internal control over financial reporting that have occurred during the financial period covered by the report.

Securities and Exchange Commission

November 26, 2008

RESPONSE: The Company believes that the disclosure in the section entitled “Changes in Internal Control Over Financial Reporting” in the Company’s Form 10-Q for the period ended June 30, 2008 is an accurate assessment of the changes in the Company’s internal control structure. The Company’s disclosure was intended to alert readers of the Company’s periodic reports that the size of the Company had changed due to the sale of the Company’s remaining operating business on June 27, 2008, which inherently changed the Company’s internal control structure as all of the Company’s functions (including internal control functions) were consolidated so as to be performed by the Company’s limited number of employees following the sale. However, while the Company is limited in size and personnel, controls were (and are) in place to ensure materially accurate financial reporting.

The Company confirms that, in future filings, the Company will, pursuant to Item 308T of Regulation S-K, disclose any changes to its internal control over financial reporting that have occurred during the financial period covered by the report that have materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Exhibits 31.1 and 31.2

7. Please note that the exact wording of the certification provided in Item 601(b)(31) of Regulation S-K is required. For example, you have omitted the parenthetical in paragraph 4.d) of your certifications. Please confirm that, in future filings, you will revise your 302 certifications to include the exact wording of the certifications provided in Item 601(b)(31) of Regulation S-K.

RESPONSE: The Company confirms that, in future filings, the Company will include the exact wording of the certifications provided in Item 601(b)(31) of Regulation S-K.

8. Your filing must be certified by your principal executive officer and your principal financial officer. We note that the Exhibit 31.2 certification of Mary K. Priolo indicates only that she is your Principal Accounting Officer. Please confirm for us that, in future filings, you will indicate also that she is your principal financial officer in the certification.

RESPONSE: The Company confirms that, in future filings, the Company will indicate that Mary K. Priolo is the Company’s principal financial officer in the Company’s Exhibit 31.2 certification.

Company Acknowledgement

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

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November 26, 2008

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*****

If the Staff has any questions or comments regarding the foregoing or requires additional information, please contact the undersigned at (727) 456-4460. Facsimile transmissions may be sent to the undersigned at (727) 456-1264.

Very truly yours,

/s/ A.D. Frazier
A.D. Frazier
Chief Executive Officer

cc:	John Fieldsend, Attorney-Adviser (Securities and Exchange Commission)
Ellie Bavaria, Special Counsel (Securities and Exchange Commission)
Gary P. Cullen, Esq. (Skadden, Arps, Slate, Meagher & Flom LLP)